EXHIBIT 99.6

NEWS RELEASE DATED DECEMBER 16, 2009

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	16th December 2009

TASMAN BEGINS DRILLING AT NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSX.V - TSM). Mr Mark Saxon, President and CEO, announces that drilling is now underway at the Company’s 100% owned Norra Karr Rare Earth Element (REE) project.  This first drilling program is a milestone for the Company, beginning only 6 weeks after listing on the TSX.V.

A first phase 2,500m diamond drilling program is designed to test the three-dimensional REE grade distribution throughout Norra Karr, provide data for future resource calculations and suitable core sample for future metallurgical testwork.  Three profiles, each 400m apart will be tested by drill holes at approximately 80m spacing along section.  Drilling is being completed by Swedish contractor North Scandinavia Drilling AB (see photo 1) and is planned to test to 100m vertical depth.  With a break for the Christmas, New Year period, drilling is anticipated to conclude in February 2010.  Assay results from the first drill holes are expected to be available at a similar time.

Norra Karr is a peralkaline nepheline syenite intrusion measuring 400m x 1200m, first discovered in 1906, and subsequently test mined for nepheline, zirconium (Zr) and hafnium (Hf).  The project is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  Norra Karr shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Historical trench sampling by Boliden at Norra Karr (see Tasman press release dated 2nd November 2009) provides an exploration target to a depth of 55m of 35 to 40 million tonnes at grades ranging between 0.4-0.6% Total Rare Earth Oxides (TREO), 1.5-1.9% ZrO2 and 0.2-0.4% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time, and it is uncertain that further exploration will result in the definition of a resource.

Mr Saxon states, “We are pleased to have commenced our first drilling program at Norra Karr so soon after listing, which highlights the significant infrastructure at the project and the general ease of operating within Scandinavia.  In addition to our work at Norra Karr, we are compiling information from Tasman’s other REE prospective permits in Scandinavia, the data from which will be released as it come to hand.”

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE (see Table 1 for full element list) consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations,

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Acronyms used throughout this press release are defined below:

REE                         rare earth elements, lanthanum to lutetium by atomic weight plus yttrium
LREE                      light rare earth elements, lanthanum to samarium by atomic weight
HREE                      heavy rare earth elements, europium to lutetium plus yttrium
TREO                      rare earth elements, calculated as oxides, including lanthanum to lutetium plus yttrium
HREO                      heavy rare earth elements, as per HREE above, calculated as oxides
LREO                      light rare earth elements, as per LREE above, calculated as oxides

		METAL	OXIDE	NAME	USAGE
		Sc		Scandium	X-ray tubes, catalysts for polymerisation, hardened Ni-Cr superalloys, dental porcelain.
		Zr	ZrO2	Zirconium	Zirconium is used as an alloying agent due to its high resistance to corrosion.
		Nb	Nb2O3	Niobium	Niobium is used mostly in alloys, the largest part in special steel such as that used in gas pipelines.

RARE EARTH ELEMENT (LANTHANIDES)	LIGHT REE’S	La	La2O3	Lanthanum	Ceramic glazes, high quality optical glass, camera lenses, microwave crystals, ceramic capacitors.
		Ce	Ce2O3	Cerium	Glass polishing, petroleum cracking catalysts, alloys - with iron for sparking flints for lighters, with aluminium, magnesium and steel for improving heat and strength properties, radiation shielding.
		Pr	Pr2O3	Praseodymium	Yellow ceramic pigments, tiles, ceramic capacitors. With neodymium in combination for goggles to shield glass makers against sodium glare, permanent magnets, cryogenic refrigerant.
		Nd	Nd2O3	Neodymium	Ceramic capacitors, glazes and coloured glass, lasers, high strength permanent magnets as neodymium-iron-boron alloy, petroleum cracking catalysts.
		Pm	Pm2O3	Promethium	Radioactive promethium in batteries to power watches, guided missile instruments.
		Sm	Sm2O3	Samarium	In highly magnetic alloys for permanent magnet as Samarium-Cobalt alloy; probably will be superseded by neodymium. Glass lasers. Reactor control and neutron shielding.
	HEAVY REE’S	Eu	Eu2O3	Europium	Control rods in nuclear reactors. Coloured lamps, cathode ray tubes. Red phosphor in TV tubes.
		Gd	Gd2O3	Gadolinium	Solid state lasers, constituent of computer memory chips, high temperature refractories.
		Tb	Tb2O3	Terbium	Cathode ray tubes, magnets, optical computer memories; hard disk components.
		Dy	Dy2O3	Dysprosium	Controls nuclear reactors. Alloyed with neodymium for permanent magnets. Catalysts.
		Ho	Ho2O3	Holmium	Controls nuclear reactors; catalysts; refractories.
		Er	Er2O3	Erbium	In ceramics to produce a pink glaze; infra-red absorbing glasses.
		Tm	Tm2O3	Thulium	X-ray source in portable X-ray machines.
		Yb	Yb2O3	Ytterbium	Practical values presently unknown. Research.
		Lu	Lu2O3	Lutetium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for colour television, superconductors.
		Y	Y2O3	Yttrium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for TV.

		Hf	HfO2	Hafnium	Hafnium is used in filaments, electrodes, and semiconductor fabrication processes for circuits

Table 1: Strategic Metals, including Rare Earth Elements and their common usage

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Photo 1: North Scandinavian Drilling AB on site at Tasman’s Norra Karr project